UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

SPYRE THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00773J 202

(CUSIP Number)

Ms. Erin O’Connor

Fairmount Funds Management LLC

200 Barr Harbor Drive, Suite 400

West Conshohocken, PA 19428

(267) 262-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

-with copy to-

Ryan A. Murr

Gibson, Dunn & Crutcher LLP

One Embarcadero Center Suite 2600

San Francisco, CA 94111

April 23, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

1	NAME OF REPORTING PERSON Fairmount Funds Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,024,541(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,024,541(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,024,541(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(2)
14	TYPE OF REPORTING PERSON IA

(1)

The securities include 4,018,101 shares of common stock, $0.0001 par value (“Common Stock”) and 6,440 shares of common stock issuable upon conversion of 161 shares of Series A Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), held directly by Fund II (defined below). The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”) held directly by Fund II in excess of the beneficial ownership limitation of 9.99%.

(2)	Based on 40,279,414 shares of Common Stock outstanding as of April 24, 2024, which includes the shares issued in the exchange discussed in Item 3 below.

1	NAME OF REPORTING PERSON Fairmount Healthcare Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,024,541(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,024,541(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,024,541(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(2)
14	TYPE OF REPORTING PERSON PN

(1)

The securities include 4,018,101 shares of Common Stock and 6,440 shares of common stock issuable upon conversion of 161 shares of Series A Preferred Stock held directly by Fairmount Healthcare Fund II LP (“Fund II”). The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock held directly by Fund II in excess of the beneficial ownership limitation of 9.99%.

(2)	Based on 40,279,414 shares of Common Stock outstanding as of April 24, 2024, which includes the shares issued in the exchange discussed in Item 3 below.

1	NAME OF REPORTING PERSON Peter Harwin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,508,579(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,508,579(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,508,579(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.17%(2)
14	TYPE OF REPORTING PERSON IN

(1)

The securities include (i) 406,038 shares of Common Stock held directly by Mr. Harwin, (ii) 78,000 shares of Common Stock issuable upon the exercise of options held directly by Mr. Harwin that are currently exercisable or will be exercisable within 60 days of the date of this filing, (iii) 4,018,101 shares of Common Stock held directly by Fund II and (iv) 6,440 shares of Common Stock issuable upon conversion of 161 shares of Series A Preferred Stock held directly by Fund II. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock held directly by Fund II in excess of the beneficial ownership limitation of 9.99%.

(2)	Based on 40,279,414 shares of Common Stock outstanding as of April 24, 2024, which includes the shares issued in the exchange discussed in Item 3 below.

1	NAME OF REPORTING PERSON Tomas Kiselak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Slovak Republic
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,508,579(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,508,579(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,508,579(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.17%(2)
14	TYPE OF REPORTING PERSON IN

(1)

The securities include (i) 406,038 shares of Common Stock held directly by Mr. Kiselak, (ii) 78,000 shares of Common Stock issuable upon the exercise of options held directly by Mr. Kiselak that are currently exercisable or will be exercisable within 60 days of the date of this filing, (iii) 4,018,101 shares of Common Stock held directly by Fund II and (iv) 6,440 shares of Common Stock issuable upon conversion of 161 shares of Series A Preferred Stock held directly by Fund II. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock held directly by Fund II in excess of the beneficial ownership limitation of 9.99%.

(2)	Based on 40,279,414 shares of Common Stock outstanding as of April 24, 2024, which includes the shares issued in the exchange discussed in Item 3 below.

Item 1.	Security and Issuer

This Amendment No. 4 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 30, 2023, Amendment No. 1 filed on November 29, 2023, Amendment No. 2 filed on December 11, 2023 and Amendment No. 3 filed on December 29, 2023 (as amended, the “Statement” or the “Schedule 13D”) by the Reporting Persons with respect to the common stock, $0.0001 par value (“Common Stock”), of Spyre Therapeutics, Inc. (the “Company” or “Spyre”). Unless otherwise defined herein, capitalized terms used in this Amendment No. 4 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged. The address of the principal executive offices of the Company is 221 Crescent Street, Building 23, Suite 105, Waltham, MA 02453.

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed jointly by (1) Fairmount Funds Management LLC, a Delaware limited liability company and Securities and Exchange Commission registered investment adviser under the Investment Advisers Act of 1940 (“Fairmount Funds Management”); (2) Fairmount Healthcare Fund II LP, a Delaware limited partnership (“Fund II”); (3) Peter Harwin; and (4) Tomas Kiselak (Mr. Harwin and Mr. Kiselak, Fairmount Funds Management and Fund II are collectively referred to herein as the “Reporting Persons”). The joint filing agreement of the Reporting Persons is attached as Exhibit 99.1 to this Schedule 13D.

Fairmount Funds Management serves as investment manager for Fund II and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”), of any securities of the Company held by Fund II. Fund II has delegated to Fairmount Funds Management the sole power to vote and the sole power to dispose of all securities held in Fund II’s portfolio, including the shares of Common Stock reported herein. Because Fund II has divested itself of voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days’ notice, Fund II disclaims beneficial ownership of the securities it holds for purposes of Section 13(d) of the Act and therefore disclaims any obligation to report ownership of the reported securities under Section 13(d) of the Act. The general partner of Fairmount Funds Management is Fairmount Funds Management GP LLC (“Fairmount GP”). As managing members of Fairmount GP, Mr. Harwin and Mr. Kiselak may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Company beneficially owned by Fairmount Funds Management. Fairmount Funds Management, Fairmount GP, Mr. Harwin and Mr. Kiselak disclaim beneficial ownership of the securities reported in this Schedule 13D other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D shall not be deemed an admission that any of Fairmount Funds Management, Fairmount GP, Mr. Harwin or Mr. Kiselak is the beneficial owner of such securities for any other purpose.

(b)	The principal business address of each of the Reporting Persons is 200 Barr Harbor Drive, Suite 400, West Conshohocken, PA 19428.

(c)

The principal business of Fairmount Funds Management is to provide discretionary investment management services to qualified investors through Fund II, which is a private pooled investment vehicle. The principal occupation of Mr. Harwin and Mr. Kiselak is investment management.

(d)(e)

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented as follows:

In aggregate, the Reporting Persons have voting and dispositive power over 4,992,617 shares of Common Stock of the Company, which includes (i) 156,000 shares of Common Stock issuable upon the exercise of options held by the Reporting Persons that are currently exercisable or will be exercisable within 60 days of the date of this filing and (ii) 6,440 shares of Common Stock issuable upon conversion of 161 shares of Series A Preferred Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock held directly by Fund II in excess of the beneficial ownership limitation of 9.99%.

On April 22, 2024, Fund II delivered to the Company a notifications that it had elected, pursuant to Section 6.4 of the Certificate of Designations of Preferences, Rights and Limitations of Series A Non-Voting Convertible Preferred Stock and Section 6.4 of the Certificate of Designations of Preferences, Rights and Limitations of Series B Non-Voting Convertible Preferred Stock, to increase the beneficial ownership limitation from 0.00% to 9.99%, to be effective on the 61st day following delivery of such notice for both the Series A Preferred Stock and the Series B Preferred Stock. On April 23, 2024, Fund II and the Company entered into an Exchange Agreement pursuant to which the parties agreed to exchange 90,992 shares of Fund II’s Series A Preferred Stock for 3,639,680 shares of Common Stock, to be effective within two business days of the date of the agreement.

Fairmount Funds Management does not own any Common Stock directly but is deemed to beneficially own Common Stock held by Fund II. Fairmount Funds Management, Mr. Harwin and Mr. Kiselak each disclaim beneficial ownership of such Common Stock, except to the extent of its or his pecuniary interest therein.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

The Reporting Persons beneficially own 12.35% of the Company’s Common Stock in the aggregate, based upon the Company’s aggregate outstanding shares as of April 24, 2024. The Reporting Persons’ securities include 4,992,617 shares of Common Stock, which includes (i) 156,000 shares of Common Stock issuable upon the exercise of options held by the Reporting Persons that are currently exercisable or will be exercisable within 60 days of the date of this filing and (ii) 6,440 shares of Common Stock issuable upon conversion of 161 shares of Series A Preferred Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock held directly by Fund II in excess of the beneficial ownership limitation of 9.99%.

Item 5.	Interest in Securities of the Company

Item 5 is hereby amended and supplemented as follows:

The percentages used in this Schedule 13D are calculated based upon 40,279,414 shares of Common Stock outstanding as of April 24, 2024, which includes the shares issued in the exchange discussed in Item 3 above. The Reporting Persons’ securities include 4,992,617 shares of Common Stock, which includes (i) 156,000 shares of Common Stock issuable upon the exercise of options held by the Reporting Persons that are currently exercisable or will be exercisable within 60 days of the date of this filing and (ii) 6,440 shares of Common Stock issuable upon conversion of 161 shares of Series A Preferred Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock held directly by Fund II in excess of the beneficial ownership limitation of 9.99%.

Fairmount Funds Management is the investment manager or adviser to Fund II and has voting and dispositive power over shares of Common Stock held on behalf of Fund II. Other than the exchange discussed above, the Reporting Persons have not had any transactions in the Common Stock.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 of the Reporting Persons’ Schedule 13D filed with the SEC on June 30, 2023).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement as of April 25, 2024.

FAIRMOUNT FUNDS MANAGEMENT LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member

FAIRMOUNT HEALTHCARE FUND II LP

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member

/s/ Peter Harwin
Peter Harwin

/s/ Tomas Kiselak
Tomas Kiselak